Exhibit 1

Media Relations Jorge Perez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Investor Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES AN ORGANIZATIONAL CHANGE

MONTERREY, MEXICO. MARCH 12, 2021 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today a change to its senior level organization.

Louisa (Lucy) P. Rodriguez, current Investor Relations Head, has been appointed Executive Vice President of Investor Relations, Corporate Communications and Public Affairs, reporting directly to the CEO.

This organizational change is effective immediately.

For more information on CEMEX and its senior management team, please visit: www.cemex.com

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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CEMEX assumes no obligation to update or correct the information contained in this press release.